UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
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SEC FILE NUMBER 001-12134

CUSIP NUMBER 286199-20-3

☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 25, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

ELEPHANT & CASTLE GROUP INC.
Full Name of Registrant

N/A
Former Name if Applicable

1190 Hornby Street
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6Z 2K5
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Elephant & Castle Group, Inc. (the “Company”) filed its annual report on Form 10 K for the fiscal year ended December 26, 2004 with the Securities and Exchange Commission (“SEC”) on March 30, 2005 (the “2004 Form 10 K”). On April 13, 2005, the Company received a comment letter from the SEC regarding the 2004 Form 10 K (the “SEC Comment Letter”). The Company promptly responded to the SEC Comment Letter in writing and, subsequent to such response through additional correspondence, the SEC raised further comments to the 2004 Form 10-K and requested additional information regarding the Company’s initial response to the SEC Comment Letter. Certain of the comments in the SEC Comment Letter impact upon the manner in which the Company reconciles certain of its financial information prepared under Canadian generally accepted accounting principles (“GAAP”) to United States GAAP. The Company sought to resolve all of the SEC’s comments prior to the time the Company’s annual report for the year ended December 25, 2005 (the “2005 Form 10-K”) was required to be filed with the SEC; however, it was unable to agree with staff members of the SEC as to how to resolve certain of these comments until immediately prior to this filing deadline. As a result, the Company was unable to file the 2005 Form 10-K before such filing deadline to include the appropriate Canadian and United States GAAP reconciliations in its financial statements without unreasonable effort or expense to the Company. The Company estimates that it will file its 2005 Form 10 K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas M. Rose	(757)	687-7715
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ELEPHANT & CASTLE GROUP INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2006	By:	/s/ Roger Sexton
Roger Sexton
	Title:	Chief Financial Officer and Vice President of Finance President of Finance